UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

China Advanced Construction Materials Group, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

169365 10 3

(CUSIP Number)

Mr. Xianfu Han Mr. Weili He 9 North West Fourth Ring Road Yingu Mansion Suite 1708 Haidian District, Beijing People’s Republic of China 100190 Telephone: +(86) (10) 825 25361

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Squire, Sanders & Dempsey (US) LLP

600 Hansen Way

Palo Alto, California 94304

Attention: Nicholas Unkovic

Telephone: +1.415.954.0275

July 26, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 169365 10 3

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Xianfu Han
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 5,785,750
	8	SHARED VOTING POWER: 8,809,583
	9	SOLE DISPOSITIVE POWER: 5,785,750(1)
	10	SHARED DISPOSITIVE POWER: 8,809,583(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,809,583
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 49.59%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)

Pursuant to a Securities Escrow Agreement dated as of June 11, 2008, by and among the Company, American Stock Transfer and Trust Company, Professional Offshore Opportunity Fund, Ltd., and Messrs. Han and He, 3,500,000 of Mr. Han’s shares were placed in escrow to be released to Mr. Han only if the Company met certain performance milestones as provided for in the Securities Escrow Agreement (otherwise, such shares would be distributed as described in Item 5 below). The performance milestones were met as of June 30, 2010 and Mr. Han may have such shares returned to him at any time, although they are still held in escrow.

CUSIP No. 169365 10 3

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Weili He
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,023,833
	8	SHARED VOTING POWER: 8,809,583
	9	SOLE DISPOSITIVE POWER: 3,023,833(2)
	10	SHARED DISPOSITIVE POWER: 8,809,583(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,809,583
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 49.59%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(2)

Pursuant to a Securities Escrow Agreement dated as of June 11, 2008, by and among the Company, American Stock Transfer and Trust Company, Professional Offshore Opportunity Fund, Ltd., and Messrs. Han and He, 1,500,000 of Mr. He’s shares were placed in escrow to be released to Mr. He only if the Company met certain performance milestones as provided for in the Securities Escrow Agreement (otherwise, such shares would be distributed as described in Item 5 below). The performance milestones were met as of June 30, 2010 and Mr. He may have such shares returned to him at any time, although they are still held in escrow.

Introductory Note

This Schedule 13D is filed jointly by Mr. Xianfu Han, the Chairman and Chief Executive Officer of the Registrant, and Mr. Weili He, the Vice Chairman and Chief Operating Officer of the Registrant, who are collectively referred to herein as the “Reporting Persons.” This Schedule 13D represents the initial statement on Schedule 13D jointly filed by the Reporting Persons with respect to China Advanced Construction Materials Group, Inc. (the “Registrant” or the “Company”).

Item 1.	Security and Issuer.

This Statement relates to the shares of common stock, par value $0.001 (the “Common Stock”), of the Company. As of the date of this Statement, the Company has 17,764,387 shares of Common Stock issued and outstanding. The address of the principal executive offices of the Company is 9 North West Fourth Ring Road, Yingu Mansion Suite 1708, Haidian District, Beijing, People’s Republic of China 100190.

Item 2.	Identity and Background.

This Statement is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transaction described in Item 4 of this Statement.

This Statement relates to 5,785,750 shares of Common Stock held by Mr. Xianfu Han and 3,023,833 shares of Common Stock held by Mr. Weili He (collectively, the “Shares”). Mr. Xianfu Han is the Chairman and Chief Executive Officer of the Company, and Mr. Weili He is the Vice Chairman and Chief Operating Officer of the Company. The business address of each of Messrs. Xianfu Han and Weili He is 9 North West Fourth Ring Road, Yingu Mansion Suite 1708, Haidian District, Beijing, People’s Republic of China 100190.

During the past five years, neither of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Each of the individual Reporting Persons is a citizen of the People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the securities covered by this Statement pursuant to a Share Exchange Agreement by and among the Registrant, Xin Ao Construction Materials, Inc., a company incorporated under the laws of the British Virgin Islands (“BVI-ACM”), and each of the shareholders of BVI-ACM (the “BVI-ACM Shareholders”), dated April 29, 2008 (the “Share Exchange Agreement”). Pursuant to the Share Exchange Agreement, the common stock of BVI-ACM held by the Reporting Persons was exchanged for common stock of the Registrant on April 29, 2008, the closing date of the Share Exchange Agreement. All of the securities of the Registrant currently held by the Reporting Persons were acquired in connection with the closing of the Share Exchange Agreement.

The Reporting Persons anticipate that approximately US$23.7 million will be expended in acquiring 8,954,804 outstanding shares of Common Stock owned by shareholders of the Company other than the Reporting Persons (the “Publicly Held Shares”). This amount excludes (a) the estimated funds required by the Reporting Persons to (i) pay for the outstanding options to purchase Common Stock; and (ii) pay for the outstanding warrants to purchase Common Stock, and (b) the estimated transaction costs associated with the purchase of the Publicly Held Shares.

The Reporting Persons intend to finance the Proposed Transaction (as outlined in Item 4 below) with a combination of debt and/or equity capital; shares of Common Stock may be pledged to secure financing. The Reporting Persons are in discussions with multiple investor funds that have expressed interest in providing financing to them.

Item 4.	Purpose of Transaction.

On July 26, 2011, the Reporting Persons, on behalf of themselves, submitted a preliminary, non-binding proposal (the “Proposal”) to the Company’s Board of Directors for the acquisition of all of the Publicly-Held Shares for US$2.65 per share (the “Proposed Transaction”).

The Reporting Persons intend to finance the Proposed Transaction with a combination of debt and/or equity capital; shares of Common Stock may be pledged to secure financing. The Reporting Persons are in discussions with multiple investment funds that have expressed interest in providing financing to them.

Any definitive agreement entered into in connection with the Proposed Transaction is likely to be subject to customary closing conditions, including approval by the Company’s stockholders of the terms of the Proposed Transaction, accuracy of the representations and warranties given by the parties to the merger agreement, compliance by each party to the merger agreement with its covenants thereunder, and the absence of a material adverse effect.

If the Proposed Transaction is completed, the shares of Common Stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act and would be delisted from the NASDAQ Stock Exchange.

The foregoing summary of certain provisions of the Proposal is not intended to be complete. Except as indicated above, none of the Reporting Persons have any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure;

(g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer.

Mr. Xianfu Han has sole voting and dispositive power over 5,785,750 shares of Common Stock. 3,500,000 of Mr. Han’s shares of Common Stock are held in escrow pursuant to a Securities Escrow Agreement that Mr. Han entered into on June 11, 2008, by and among the investors in a private placement of Company common shares that closed on June 11, 2008 and American Stock Transfer & Trust Company, or AST, with AST appointed as the escrow agent. The 3,500,000 shares were held in escrow to be released to Mr. Han if the Company did, or to the investors if the Company did not, meet certain performance milestones described in the Securities Escrow Agreement. The performance milestones were met as of June 30, 2010 and Mr. Han may have such shares returned to him at any time, although they are currently held in escrow.

Mr. Weili He has sole voting and dispositive power over 3,023,833 shares of Common Stock. 1,500,000 of Mr. He’s shares of Common Stock are held in escrow pursuant to a Securities Escrow Agreement that Mr. He entered into on June 11, 2008, by and among the investors in a private placement of Company common shares that closed on June 11, 2008 and AST, with AST appointed as the escrow agent. The 1,500,000 shares were held in escrow to be released to Mr. He if the Company did, or to the investors if the Company did not, meet certain performance milestones described in the Securities Escrow Agreement. The performance milestones were met as of June 30, 2010 and Mr. He may have such shares returned to him at any time, although they are currently held in escrow.

By virtue of the above and Messrs. Han and He’s efforts to provide a joint Proposal to the Company, they may both therefore be deemed to beneficially hold an aggregate of 8,809,583 shares of Common Stock, or 49.59% of the outstanding shares of Common Stock.

(c)	During the 60 days preceding the filing of this Schedule 13D, neither of the Reporting Persons has effected any transactions in the Common Stock.

(d)-(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

For a brief description of the principal terms of the Proposed Transaction, the Proposal, and the Securities Escrow Agreement, please refer to Items 3, 4 and 5 above.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1. Joint Filing Agreement

Exhibit 99.2. Securities Escrow Agreement Dated June 11, 2008 (included as Exhibit 10.2 to the Form 8-K filed with the SEC on June 13, 2008 and incorporated by reference)

Exhibit 99.3. Non-Binding Proposal Letter

Exhibit 99.4. Xianfu Han Power of Attorney

Exhibit 99.5. Weili He Power of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2011

XIANFU HAN

By:	/s/ Xianfu Han
Name:	Xianfu Han

WEILI HE

By:	/s/ Weili He
Name:	Weili He

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement

99.2	Securities Escrow Agreement Dated June 11, 2008 (included as Exhibit 10.2 to the Form 8-K filed with the SEC on June 13, 2008 and incorporated by reference)

99.3	Non-Binding Proposal Letter

99.4	Xianfu Han Power of Attorney

99.5	Weili He Power of Attorney